Louis Taubman (Admitted NY)
Email lou@lhttlaw.com

June 19, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  Sonia Barros

Re:	Tianyin Pharmaceutical Co., Inc.
Registration Statement on Form S-1
Filed May 29, 2009
File No. 333-159597

Dear Mr. Pitko:

This letter is provided in response to your letter dated June 8, 2009, regarding the above-referenced Registration Statement for our client, Tianyin Pharmaceutical Co., Inc. (the “Company”).  Responses are set forth below the items noted by the staff in your letter.  Please note that for the convenience of the reader the words “we”, “us”, “our” and similar terms used in the responses below refer to our client, Tianyin Pharmaceutical Co., Inc. and not our law firm.

1.
We note that you are seeking to register the resale of 270,000 additional shares of common stock that were issued to three consultants in exchange for services that they provided.  Please identify these three consultants and fully describe the transaction in which the securities were issued.

Response:     The 270,000 shares were issued to the following three consultants pursuant to the compensation terms of such consultants’ agreement with the Company:

1.
Hayden Communications International, Inc., (“Hayden”) a Florida Corporation who will provide financial and public relations consulting services to the Company.  Pursuant to the terms of Hayden’s Agreement with the Company, Hayden is entitled to 75,000 options to purchase shares of the Company’s common stock with an exercise price of $2.00, exercisable for five years from the date of issuance. The Options shall vest and become exercisable at a rate of 18,750 options every three months;

2.
Chesapeake Group, Inc. (“Chesapeake”) who will provide investor relations services to the Company.  Pursuant to the terms of Chesapeake’s Agreement with the Company, Chesapeake is entitled to 45,000 restricted shares of the Company’s common stock, vesting 15,000 shares upon execution of the Agreement with the balance to be issued in 7,500 per month installments;

3.
TriPoint Capital Advisors, LLC, (“TriPoint”) a Maryland limited liability company who will provide the Company with consulting services related to the Company’s business development and entry into the U.S. public market. Pursuant to TriPont’s Agreement with the Company, TriPoint is entitled to receive 150,000 5 year common stock option at a strike price of $1.60, all of which vest on October 1, 2009.

Pursuant to the terms of each of the above described agreements, the Company agreed to use its best efforts to register the shares of common stock and the shares of common stock underlying the options in the Company’s next registration statement.

Pursuant to your comment, we added the italicized language and removed the striked-through language stated below into the following sections of our S-1:

Footnotes (4) and (6) to the Registration Fee Table

(4)  Represents shares of common stock underlying options we granted to ~~two of our consultants~~ Hayden Communications International, Inc and TriPoint Capital Advisors, LLC, two of our consultants, in exchange for services they shall provide to us pursuant to the Consulting Agreements we maintain with them.

(6)  Represents 45,000 shares issued to Chesapeake Group, Inc, one of our consultants in consideration for services they shall provide to us pursuant to a Consulting Agreement we maintain with them.

Information related to Hayden, Chesapeake and TriPoint in the Selling Shareholder Table

Name of Selling Stockholder	Shares Beneficially Owned Prior to Offering (1)	Maximum Number of Shares to be Sold (2)	Number of Shares Beneficially Owned After Offering (3)	Percentage Ownership After Offering (4)
Chesapeake Group, Inc. (25)	~~300,000~~ 345,000 (26)	~~300,000~~ 345,000 (26)	0	0%
Hayden Communications International, Inc. (27)	~~150,000~~ 225,000 (28)	~~150,000~~ 225,000 (28)	0	0%
Tripoint Capital Advisors, LLC(37)	~~150,000,000~~ 150,000 (38)	150,000 (38)	0	0%

26)  This number represents the 300,000 shares of common stock issuable to Chesapeake pursuant to the 2008 investor relations agreement we had with them and the 45,000 shares of common stock Chesapeake is entitled to receive pursuant to its 2009 investor relations agreement with us.

28)  This number includes the shares of common stock underlying Hayden’s 150,000 5-year options to purchase shares of our common stock at an exercise price of $2.00 per share which Hayden received pursuant to its 2008 Investor Relations Consulting Agreement with us; the Options vest and become exercisable at a rate of 37,500 options every three months beginning on January 24, 2008. In addition, this number includes the shares of common stock underlying Hayden’s 75,000 5-year options to purchase shares of our common stock at an exercise price of $2.00 per share, which Hayden received pursuant to its 2009 Investor Relations Consulting Agreement with us; the Options vest and become exercisable at a rate of 18,750 Options every three months beginning on April 1, 2009.  ~~Hayden received these options pursuant to the investor relations consulting agreement we maintain with them.~~
38) This number includes the shares of common stock underlying TriPoint’s 150,000 5-year options to purchase shares of our common stock at an exercise price of $1.60 per share which TriPoint received pursuant to the Advisory Agreement we maintain with them; the Options vest in full on October 1, 2009. ~~This number represents the number of shares of common stock underlying the options we granted to TriPoint Capital pursuant to the advisory agreement we maintain with them.~~

2.
We note that your selling shareholder table indicates that TriPoint Capital Advisors beneficially owns 150 million shares of common stock prior the offering but will have no further beneficial ownership following their sale of the 150,000 shares of common stock.  Please clarify this discrepancy in your selling stockholder table.

Response:
TriPoint Capital Advisors beneficially owns 150,000 shares of common stock prior the offering; 150 million was a typo.  Accordingly, following their sale of the 150,000 shares of common stock, they will not beneficially own any Company securities.  Pursuant to your comment we corrected the typo as shown in our response to Comment 1 above.

3.
We note you are seeking to register the resale of options granted to certain consultants pursuant to a consulting agreement.  Please provide a full description of the options issued under this Agreement.

Response:    Please see our response to your first comment, which explains the options issued to these consultants and the terms of such options.

We understand that you may have additional comments and thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN

/s/ Louis Taubman
By: Louis Taubman,
Attorney at Law

cc: Dr. Jiang,
Tianyin Pharmaceutical Co., Inc.
CEO